Exhibit 99.4

Condensed Separate Interim Financial Information
as at September 30, 2018

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at September 30, 2018 (unaudited)

Condensed Separate Interim Financial Information as at September 30, 2018 (unaudited)

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

800068403

To:

The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject:	Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of September 30, 2018 and for the nine-month and three-month period then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 45 million as of September 30, 2018, and the loss from this investee company amounted to NIS 33 million and NIS 15 million for the nine-month and three-month periods then ended, respectively. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Emphasis of Matter paragraph

Without qualifying our abovementioned conclusion, we draw attention to Note 8.1, which refers to Notes 1.2.1 and 1.2.2 to the annual consolidated financial statements of 2017, regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Securities’ Law and Penal Code, in respect to transactions related to the controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office, and regarding the opening of a joint investigation by the Securities Authority and the Unit for Combating Economic Crime at Lahav 433. As stated in the above note, at this stage, the Company does not have complete information regarding the investigations, their matter, investigation materials and evidence held by the authorities. Thus, the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and on the financial statements and on the estimates used in the preparation of these financial statements, if any.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin

Certified Public Accountants (Isr.)

November 18, 2018

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Condensed Separate Interim Financial Information as at September 30, 2018 (unaudited)

Condensed Interim Information of Financial Position

	September 30, 2018*	September 30, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets
Cash and cash equivalents	975	1,802	1,769
Investments	1,520	75	275
Trade receivables	707	707	685
Other receivables	233	177	172
Eurocom DBS Ltd, an affiliate	20	43	43
Loans granted to investees	100	69	69
Investment in DBS debentures	-	202	202
Dividends receivable	60	152	-
Total current assets	3,615	3,227	3,215

Trade and other receivables	100	141	121
Property, plant and equipment	4,978	4,917	4,933
Intangible assets	226	220	224
Investment in investees	7,408	7,017	6,958
Loans granted to investees	90	101	196
Right of use assets - see Note 1.3	321	-	-
Investment in DBS debentures	-	455	257
Non-current and other investments	134	140	141
Investment property - see Note 8.5	140	-	-
Total non-current assets	13,397	12,991	12,830

Total assets	17,012	16,218	16,045

Condensed Separate Interim Financial Information as at September 30, 2018 (unaudited)

Condensed Interim Information of Financial Position (contd.)

	September 30, 2018*	September 30, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	1,776	526	1,589
Loan from an investee	-	15	-
Trade and other payables	712	690	604
Current tax liabilities	-	111	148
Employee benefits	272	193	223
Current maturities for lease liabilities - see Note 1.3	112	-	-
Provisions (Note 5)	70	63	59
Dividend payable	318	708	-
Total current liabilities	3,260	2,306	2,623

Debentures and loans	10,128	10,943	10,223
Loans from a subsidiary	755	475	570
Employee benefits	225	222	229
Lease liabilities - see Note 1.3	223	-	-
Derivatives and other liabilities	199	276	220
Deferred tax liabilities	52	69	36
Total non-current liabilities	11,582	11,985	11,278

Total liabilities	14,842	14,291	13,901

Equity
Share capital	3,878	3,878	3,878
Share premium	384	383	384
Reserves	328	283	305
Deficit	(2,420)	(2,617)	(2,423)
Total equity attributable to equity holders of the Company	2,170	1,927	2,144

Total liabilities and equity	17,012	16,218	16,045

Shlomo Rodav	Dudu Mizrahi	Yali Rothenberg
Chairman of the Board of Directors	CEO	Bezeq Group CFO

Date of approval of the financial statements: November 19, 2018

*	See Note 1.3 concerning early application of IFRS 16 - Leases

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at September 30, 2018 (unaudited)

Condensed Interim Information of Profit or Loss

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018*	2017	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 2)	3,170	3,197	1,043	1,061	4,244

Costs of activity
Salaries	693	668	233	224	891
Depreciation and amortization	633	543	218	186	728
Operating and general expenses (Note 3)	428	514	143	183	677
Other operating expenses (income), net (Note 4)	105	(29)	(2)	(24)	(23)
Cost of activity	1,859	1,696	592	569	2,273

Operating profit	1,311	1,501	451	492	1,971
Financing expenses (income)
Financing expenses	376	305	122	119	439
Financing income	(23)	(24)	(9)	(12)	(36)
Financing expenses, net	353	281	113	107	403

Profit after financing expenses, net	958	1,220	338	385	1,568
Company’s share in (losses) earnings of investees, net	(33)	118	(23)	46	63
Profit before income tax	925	1,338	315	431	1,631
Income tax	236	308	81	109	396
Profit for the period attributable to the owners of the Company	689	1,030	234	322	1,235

Condensed Interim Information of Comprehensive Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit for the period	689	1,030	234	322	1,235
Items of other comprehensive income (loss), net of tax	23	(20)	(3)	(12)	(8)

Total comprehensive income for the period attributable to equity holders of the Company	712	1,010	231	310	1,227

*	See Note 1.3 concerning early application of IFRS 16 - Leases

The attached notes are an integral part of these condensed separate interim financial information.

Condensed Separate Interim Financial Information as at September 30, 2018 (unaudited)

Condensed Interim Information on Cash Flows

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31
	2018*	2017	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	689	1,030	234	322	1,235
Adjustments:
Depreciation and amortization	633	543	218	186	728
Company’s share in (earnings) losses of investees, net	33	(118)	23	(46)	(63)
Financing expenses, net	332	264	100	99	358
Capital gain, net	(5)	(64)	(1)	(45)	(65)
Income tax expenses	236	308	81	109	396

Change in trade and other receivables	(40)	27	10	17	61
Change in trade and other payables	20	22	38	84	2
Change in provisions	11	15	(4)	15	11
Change in employee benefits	44	(67)	(34)	(61)	(37)
Miscellaneous	(2)	4	(2)	3	6
Net cash (used in) from operating activities due to transactions with subsidiaries	8	(43)	-	(10)	(39)

Net income tax paid	(353)	(283)	(80)	(100)	(368)
Net cash from operating activities	1,606	1,638	583	573	2,225
Cash flows from investment activities
Investment in intangible assets and other investments	(84)	(78)	(25)	(27)	(110)
Proceeds from the sale of property, plant and equipment	37	72	8	46	94
Investment in bank deposits and others	(2,124)	(76)	(190)	(76)	(276)
Proceeds from bank deposits and others	896	547	338	-	547
Payment of permit fees and purchase tax for the Sakia complex	(121)	-	(9)	-	-
Payment of betterment tax for the sale of the Sakia complex	(80)	-	-	-	-
Investment in DBS debentures	-	-	-	-	(20)
Proceeds from investment in DBS debentures	-	-	-	-	194
Purchase of property, plant and equipment	(547)	(521)	(199)	(143)	(715)
Investments in a subsidiary	(100)	-	(100)	-	-
Miscellaneous	23	(34)	14	(7)	(12)
Net cash from investment activities due to transactions with subsidiaries	86	(70)	6	28	5
Net cash flows from (used in) investment activities	(2,014)	(160)	(157)	(179)	(293)

Condensed Separate Interim Financial Information as at September 30, 2018 (unaudited)

Condensed Interim Information of Cash Flows (contd.)

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31
	2018*	2017	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow from finance activities
Issue of debentures and receipt of loans	320	1,918	-	500	2,517
Repayment of debentures and loans	(225)	(1,116)	(50)	(274)	(1,363)
Dividends paid	(368)	(578)	-	-	(1,286)
Payment to Eurocom DBS for acquisition of DBS shares and loans	-	(61)	-	-	(61)
Interest paid	(208)	(186)	(5)	(12)	(397)
Payment of principal and interest for lease	(90)	-	(28)	-	-
Net cash from financing activities due to transactions with subsidiaries	185	165	-	(90)	245
Net cash from (used for) financing operations	(386)	142	(83)	124	(345)
Net increase (decrease) in cash and cash equivalents	(794)	1,620	343	518	1,587
Cash and cash equivalents at beginning of period	1,769	182	632	1,284	182
Cash and cash equivalents at the end of the period	975	1,802	975	1,802	1,769

*	See Note 1.3 concerning early application of IFRS 16 - Leases

The attached notes are an integral part of these condensed separate interim financial information

Notes to the Condensed Separate Interim Financial Information as at September 30, 2018 (unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1	Definitions

“The Company”: Bezeq - The Israel Telecommunication Corporation Limited

“Investee”, the “Group”, “Subsidiary”: as these terms are defined in the Company’s consolidated financial statements for 2017.

1.2	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Regulation”) and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Tenth Addendum”) with respect to the separate interim financial information of the corporation. They should be read in conjunction with the separate financial information for the year ended December 31, 2017 and in conjunction with the condensed interim consolidated financial statements as at September 30, 2018 (“the Consolidated Financial Statements”).

The accounting policies used in preparing this condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2017.

1.3	First-time Application of Accounting Standards

As of January 1, 2018, the Company implements early adoption of the international financial reporting standard IFRS 16 (the “Standard”).

For further information concerning the first-time adoption of IFRS 16 see Note 3.1 to the Consolidated Financial Statements.

The tables below present a breakdown of the effects on the condensed interim statement of financial position as at September 30, 2018 and on the condensed statement of income and interim statement of cash flows for the nine and three months then ended, assuming that the Company’s previous policy regarding leasing activities would have continued during this period.

Effect on the condensed interim information on financial position as at September 30, 2018:

	Per the previous policies	Change	Per IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Other receivables	233	-	233
Right of use assets	-	321	321
Trade and other payables	724	(12)	712
Current maturities of lease liabilities	-	112	112
Non-current lease liabilities	-	223	223
Capital	2,172	(2)	2,170

Notes to the Condensed Separate Interim Financial Information as at September 30, 2018 (unaudited)

Effect on the interim statement of income for the nine months ended September 30, 2018:

	Per the previous policies	Change	Per IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
General and operating expenses	497	(69)	428
Depreciation and amortization costs	566	67	633
Operating profit	1,309	2	1,311
Financing expenses, net	349	4	353
Profit after financing expenses	960	(2)	958
Profit for the period	691	(2)	689

Effect on the interim statement of income for the three months ended September 30, 2018:

	Per the previous policies	Change	Per IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
General and operating expenses	166	(23)	143
Depreciation and amortization costs	195	23	218
Operating profit	451	-	451
Financing expenses, net	111	2	113
Profit after financing expenses	340	(2)	338
Profit for the period	236	(2)	234

Effect on the interim statement of cash flows for the Nine months ended September 30, 2018:

	Per the previous policies	Change	Per IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net cash from operating activities	1,537	69	1,606
Net cash used for investing activities	(2,035)	21	(2,014)
Net cash used for financing activities	(296)	(90)	(386)

Effect on the interim statement of cash flows for the three months ended September 30, 2018

	Per the previous policies	Change	Per IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net cash from operating activities	562	21	583
Net cash used for investing activities	(164)	7	(157)
Net cash used for financing activities	(55)	(28)	(83)

For information regarding the first time application of additional accounting standards see Note 3.2 to the Consolidated Financial Statements

Notes to the Condensed Separate Interim Financial Information as at September 30, 2018 (unaudited)

2.	Revenues

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018	2017*	2018	2017*	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Internet - infrastructure	1,200	1,149	401	386	1,544
Fixed-line telephony	875	972	282	318	1,281
Transmission and data communication	734	738	243	244	975
Cloud and digital services	197	170	69	57	230
Other services	164	168	48	56	214
	3,170	3,197	1,043	1,061	4,244

*	Cloud and digital services were reclassified and presented separately to reflect the changes in revenue mix.

3.	Operating and General Expenses

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Maintenance of buildings and sites*	103	141	38	49	185
Marketing and general	131	140	42	54	188
Interconnectivity and payments to communications operators	80	91	25	31	118
Services and maintenance by sub-contractors	60	55	20	19	73
Vehicle maintenance*	24	53	9	18	69
Terminal equipment and materials	30	34	9	12	44
	428	514	143	183	677

*	See Note 1.3 concerning early application of IFRS 16 - Leases

4.	Other operating expenses (income), net

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Provision for severance pay in voluntary redundancy	93	15	-	3	23
Capital gain from the sale of property, plant and equipment (mainly real estate)	(5)	(64)	(1)	(45)	(65)
Others	17	20	(1)	18	19
Total operating income, net	105	(29)	(2)	(24)	(23)

Notes to the Condensed Separate Interim Financial Information as at September 30, 2018 (unaudited)

5.	Contingent Liabilities

5.1	During the normal course of business, legal claims are filed against the Company or there are various pending claims against the Company (in this section: “Legal Claims”).

In the opinion of the Company’s management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 70 million, where provisions are required to cover the exposure arising from such litigation.

At September 30, 2018:

Provision	* Amount of additional exposure for which probability of realization cannot be foreseen	* Exposure for claims that cannot as yet be assessed
NIS million
70	1,403	4,186(1) (2)

*	CPI-linked, before interest

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

(1)	Including exposure of NIS 2 billion for a motion to certify a class action filed by a shareholder against the Company and officers in the Company, claiming Company reporting failures concerning the wholesale market and decrease in interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method to be determined for calculating the damage). On August 27, 2018, the court certified the claim as a class action. On October 28, 2018, the Company filed a motion for a rehearing of the decision to certify. Subsequently, the court decided to stay proceedings until after a decision is handed on the motion for a rehearing.

(2)	Including two motions to certify class action suits, amounting to a total of NIS 1.8 billion, filed in June 2017 against the Company, officers of the Group and companies of the group that is the controlling shareholder of the Company, concerning the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. Pursuant to the court’s decision, a consolidated motion is expected to be filed, replacing these two motions. The proceedings were postponed due to the investigation. On August 21, 20189, the Attorney General requested to update the court by December 31, 2018 regarding the possibility of the proceedings moving forward. A decision has not yet been handed on this matter.

5.2	See Notes 11.2 through 11.4 to the annual financial statements for 2017 with regard to additional proceedings against the Company and its officers.

5.3	Subsequent to date of the financial statements, claims for which exposure amounted to NIS 161 million, as well as a non-financial claim, were concluded.

For further information concerning contingent liabilities see Note 8 to the Consolidated Financial Statements.

6.	Dividends from investees

6.1	In May 2018, Bezeq International Ltd. paid a cash dividend to the Company, which was announced in March 2018, in the amount of NIS 58 million.

6.2	In May 2018, Pelephone paid a cash dividend to the Company, which was announced in March 2018, in the amount of NIS 45 million.

6.3	In October 2018, Pelephone paid a cash dividend to the Company, which was announced in August 2018, in the amount of NIS 16 million.

6.4	In October 2018, Bezeq International paid a cash dividend to the Company, which was announced in August 2018, in the amount of NIS 44 million.

Notes to the Condensed Separate Interim Financial Information as at September 30, 2018 (unaudited)

7.	Inter-company loans

7.1	On January 15, 2018, the Company received a loan from Pelephone in the amount of NIS 140 million. The loan bears annual interest of 3.48% and is repayable in four equal annual installments commencing from December 1, 2022.

7.2	On February 12, 2018, the Company provided a loan to Bezeq International in the amount of NIS 95 million. The loan bears annual interest of 2.61 % and is repayable in three equal annual installments commencing from February 12, 2019.

7.3	On May 30, 2018, the Company received a loan from Pelephone in the amount of NIS 45 million. The loan bears annual interest of 3.48% and is repayable in four equal annual installments commencing from December 1, 2022.

7.4	With regard to the loans provided to DBS as capital and a further investment by the Company in DBS share capital, see Note 4.2.6 to the consolidated statements.

8.	Events during and subsequent to the Reporting Period

8.1	For further information concerning investigations by the Securities Authority and Israel Police, see Note 1.2 to the consolidated financial statements.

8.2	For information regarding engagements for the issue of debentures and receipt of a loan, see Note 15.3 to the consolidated financial statements.

8.3	For information regarding the conversion of the Company’s investment in DBS debentures (Series B) into DBS share capital in February 2018, see Note 13.4 to the annual consolidated financial statements.

8.4	With regard to the second contingent consideration to Eurocom DBS based on the business results of DBS and the estimate of the fair value of the amount expected to be refunded to the Company out of the surplus advance payments made, see Note 4.2.1 to the consolidated financial statements.

8.5	For information concerning the Company’s engagement in an agreement for the sale of a real estate property in the Sakia complex, see Note 7 to the consolidated financial statements.

8.6	For further information concerning employee retirement see Note 15.1 to the Consolidated Statements.